UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 25)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq.	Mark S. Flynn	Dennis J. Friedman, Esq.
Mintz, Levin, Cohn, Ferris,	Chief Legal Officer and	Eduardo Gallardo, Esq.
Glovsky and Popeo P.C.	Corporate Secretary	Gibson, Dunn & Crutcher LLP
One Financial Center	iBasis, Inc.	200 Park Avenue
Boston, MA 02111	20 Second Avenue	New York, NY 10166
617-348-1640	Burlington, MA 01803	212-351-4000
781-505-7955

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 25 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN, Purchaser and Celtic ICS Inc. under cover of Schedule TO with the SEC on July 28, 2009, as amended. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 2.    Identity and Background of Filing Person.

Item 2(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph thereof:

On December 21, 2009, Purchaser issued a press release announcing that approximately 26,300,839 Shares had been validly tendered and not withdrawn as of the expiration of the Amended Offer at midnight, New York City time, on Friday, December 18, 2009, representing, together with the Shares already owned by Purchaser, approximately 93.2% of the Shares outstanding immediately prior to the expiration of the Amended Offer. Purchaser also announced that additional Shares were guaranteed to be delivered within the next three business days, which, if added to the tendered Shares and the Shares already owned by Purchaser, would represent approximately 93.6% of the total outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered in the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

On December 21, 2009, Purchaser, KPN and Merger Sub also filed Amendment No. 10 to the Schedule TO, which amended and supplemented the Schedule TO in order to reflect, among other things, the acceptance for payment of all the Shares validly tendered in the Offer and the consummation of a short-form merger pursuant to which Merger Sub merged with and into the into the Company without prior notice to, or any action by, any other stockholders of the Company. In the merger, each Share outstanding immediately prior to the effective time of the merger was converted into the right to receive the same $3.00 in cash per Share, without interest, that was paid in the Offer, except for (i) Shares held by the Company as treasury stock or by the Merger Sub and (ii) Shares owned by Company stockholders who properly demand appraisal in accordance with Delaware Law. Upon consummation of the merger, the Company became an indirect wholly-owned subsidiary of KPN, and the Company’s shares of common stock will cease to be traded on the NASDAQ Stock Market after Monday, December 21, 2009.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

	By:	/s/ Mark S. Flynn
		Name:	Mark S. Flynn
		Title:	Chief Legal Officer and Corporate Secretary

Dated: December 21, 2009

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